Genco Shipping & Trading Limited
299 Park Avenue, 12th Floor
New York, NY 10171

January 13, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, D.C. 20549
Attention:  John Stickel, Esq.

Re:	Genco Shipping & Trading Limited
Registration Statement on Form S-3 (File No. 333-215438)

Dear Mr. Stickel:

The undersigned hereby respectfully requests that, pursuant to Rule 461 under the Securities Act of 1933, as amended, the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated so that it will become effective on Wednesday, January 18, 2017 at 5:00 p.m. (E.S.T.), or as soon thereafter as is practicable.

Please contact Randal Murdock of Kramer Levin Naftalis & Frankel LLP, outside counsel to the Registrant, at (212) 715-9325 upon the Registration Statement becoming effective.

Very truly yours,

Genco Shipping & Trading Limited

By:	/s/ John C. Wobensmith
Name: John C. Wobensmith
Title: President